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                                                                                               EXHIBIT 12

                           APPALACHIAN POWER COMPANY
        Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                                    Year Ended December 31,
                                                      1998        1999      2000    2001       2002
Fixed Charges:
  Interest on First Mortgage Bonds                   $ 72,057  $ 65,697  $ 56,003  $ 48,441   $ 43,743
  Interest on Other Long-term Debt                     40,642    50,712    59,559    61,045     67,212
  Interest on Short-term Debt                           4,245     5,959     8,847    10,722      4,890
  Miscellaneous Interest Charges                       11,470     8,212    26,284     4,285      6,453
  Estimated Interest Element in Lease Rentals           5,900     6,100     6,300     5,800      4,500
     Total Fixed Charges                             $134,314  $136,680  $156,993  $130,293   $126,798

Earnings:
  Income Before Extraordinary Item                   $ 93,330  $120,492  $ 64,906  $161,818   $205,492
  Plus Federal Income Taxes                            43,941    70,950   117,872    81,934    100,974
  Plus State Income Taxes                               6,845     5,085    15,307    14,789      9,952
  Plus Fixed Charges (as above)                       134,314   136,680   156,993   130,293    126,798
     Total Earnings                                  $278,430  $333,207  $355,078  $388,834   $443,216

Ratio of Earnings to Fixed Charges                       2.07      2.43      2.26      2.98       3.49
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